

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2021

Randall Greene
Chief Executive Officer
A-Game Beverages, Inc.
15701 State Road 50, Suite 204
Clermont, Florida 34711

> **Re: A-Game Beverages, Inc.**
> **Offering Statement on Form 1-A**
> **Filed February 5, 2021**
> **File No. 024-11442**

Dear Mr. Greene:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A Filed February 5, 2021

An Investors' ability to seek relief in the state courts as a more favorable jurisdiction, page 23

1.   You disclose that your subscription agreement has an exclusive forum clause relating to Florida courts. However, Section 9 of your Subscription Agreement discloses Nevada court exclusive forum provisions. Please revise your disclosure to make it consistent with your subscription agreement exclusive forum provisions. Please also provide us with support for your statement that an investors' ability to seek relief in state court "will likely fail," given your prior disclosures regarding applicable jurisdiction under the Securities Act and the Exchange Act. If, however, you mean that there is uncertainty whether courts would enforce the provision, please describe that uncertainty. Also revise to describe the impact on investors if a court were to enforce the provision, such as increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.

Use of Proceeds, page 25

2.   We note that you have included disclosure that you may use the proceeds to acquire
complementary businesses. You have checked the box indicating you meet the criteria for
eligibility for the use of Form 1-A. Securities Act Rule 251(b)(3) provides that Form 1-A
is not available for issuers of securities that are development stage companies that either
have no specific business plan or purpose, or have indicated that their business plan is to
merge with or acquire an unidentified company or companies. Please revise the offering
circular to limit the use of offering proceeds to companies identified in the offering
circular or withdraw your Form 1-A.

Signatures, page 54

3.   Please revise the signature page to conform to Form 1-A. Also, please conform the
signatures under the requirements of Form 1-A. Pursuant to Instruction 2 to the signatures
section, the offering statement must be signed using a typed signature. Additionally,
please include the signature of the principal accounting officer. To the extent an already
signing individual will sign in the capacity of principal accounting officer, please add
principal accounting officer to the list of capacities in which the person is signing.

        We will consider qualifying your offering statement at your request. If a participant in
your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
qualification.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257
of Regulation A requires you to file periodic and current reports, including a Form 1-K which
will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Jeffrey Gordon, Staff Accountant at (202) 551-3866 or Kevin Stertzel,
Staff Accountant at (202) 551-3723 if you have questions regarding comments on the financial
statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-
3345 or Geoffrey Kruczek, Staff Attorney at (202) 551-3641 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing